Mail-Stop 4561
								January 20, 2006


Mr. J. Barry Morrow
President and Chief Executive Officer
Collegiate Funding Services, Inc.
10304 Spotsylvania Avenue, Suite 100
Fredericksburg, Virginia 22408

            Re:   Preliminary Proxy Statement
	         File No. 0-50846
                     Filed January 10, 2006

Dear Mr. Morrow:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notice of Special Meeting
1. Revise Item 1 or add another item to disclose the cash out of restricted stock awards and stock options, whether vested or not. Questions and Answers, page ii
2. Revise the Question, "What do I need to do now", to also indicate that those seeking appraisal rights must notify the Company prior to the meeting. In addition, add a question captioned, "How do I perfect my appraisal rights", and include therein the steps that need to be taken or not taken and the timeframes involved as well as the address for notification and the information that is required to be included in any notification.

Summary
Opinion of Goldman, Sachs & Co., page 4
3. Here and in the main section, please state the advisor`s fee as a dollar amount.

Interests of the Company`s Directors ..., page 4
4. Please add another bullet disclosing the number of shares held by officers and directors and the aggregate proceeds to be received thereon. In addition, quantify in the first, second and fourth bullets, as appropriate, the aggregate amounts to be received from:
unvested/unexercisable options and stock grants, vested/ exercisable options and stock grants, the conversion of restricted stock and the new change of control provisions. Finally, disclose whether the benefits under the new employment agreements exceed the old agreements and, if so, quantify the dollar increase.

Termination Fees ..., page 6
5. Revise to disclose, if true, that no termination or other fees will be payable if shareholders disapprove the merger.

Rights of Appraisal, page 7
6. Revise the second paragraph to disclose all of the procedures required to perfect appraisal rights, including the information required in the written demand and the address where demand notices are to be sent.

Submitting Proxies Via the Internet or by Telephone, page 11
7. Provide the staff with the telephone script and the website disclosures.

The Merger
Background of the Merger, page 13
8. With regard to the third paragraph, advise the staff if Mr.
Morrow
and the board`s decision to pursue strategic alternatives
including
the possible sale of the company was subsequently disclosed to shareholders and, if so, the first date and means of that disclosure.
9. With regards to disclosures in the last few paragraphs on page
14
that the final bids were due from 4 potential bidders on November
30,
revise to disclose whether any other bids were received and disclose the material terms of those bids. In addition, if there were other bids, revise to disclose why and how the board determined the bid to accept and the reasons.

Opinion of Goldman Sachs
Discounted Cash Flow Analysis, page 23
10. Revise the end of the discussion to clarify the rationale behind using "theoretical analysis" of the cost of capital and rates of 10%-
14%.

The Support Agreement, page 43
11. Revise to disclose whether or not Lightyear or any related entities or persons have any existing, pending or contemplated relationships/transactions with JP Morgan or its affiliates.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3448.




						Sincerely,



						Jessica Livingston
						Senior Counsel
				Financial Services Group







cc:	Via U.S. Mail and Fax: (212) 455-2502
	Caroline Gottschalk, Esq.
	Elena Centeio, Esq.
	Simpson Thacher & Bartlett LLP
      425 Lexington Avenue
      New York, New York 10017


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Mr. J. Barry Morrow
Collegiate Funding Services, Inc.
Page 4